Unit B9, 431 Roberts Rd, Subiaco WA 6008Tel: + 618 (08) 6313 3975Fax: + 618 (08) 6270 6339Email: invest@missionnewenergy.comWebsite: www.missionnewenergy.com

1 December 2017
ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	11,952,741	24,200	3,932	2,110
Resolution 2: Re-election of Director – Mr. James Garton	22,688,621	11,290	2,894	5,005,135

Guy Burnett
Company Secretary